Exhibit 99.3

SANDSTORM Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J2Y1 www.computershare .comGOLD ROYALTIES Security Class Holder Account Number FoldVoting Instruction Form ("VIF") - Annual General and Special Meeting of Shareholders to be held on Friday, June 3, 2022 NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.5. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed by management to you.6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.7. Unless prohibited by law, this VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.8. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.9. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.10. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management. FoldVIFs submitted must be received by 10:00 a.m., Pacific Daylight Saving Time, on Wednesday, June 1, 2022.VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!To Vote Using the Telephone To Vote Using the InternetCall the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now.If you vote by telephone or the Internet, DO NOT mail back this VIF.Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.CONTROL NUMBER

Appointee(s)

I/We being holder(s) of securities of Sandstorm Gold Ltd. (the "Company") hereby appoint: Nolan Watson, or failing this person, David Awram, or failing this person, Erfan Kazemi (the "Management Nominees")

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held in the Connaught Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, BC on Friday, June 3, 2022 at 10:00 a.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at seven.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Nolan Watson	☐	☐	02. David Awram	☐	☐	03. David E. De Witt	☐	☐
04. Andrew T. Swarthout	☐	☐	05. John P.A. Budreski	☐	☐	06. Mary L. Little	☐	☐
07. Vera Kobalia	☐	☐						

Fold

	For	Withhold
3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Approval of Amendment to Stock Option Plan To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve that certain amendment to the Company's Stock Option Plan, which adds an additional provision to section 6.7(a) titled "*Amendments to the Plan*", all as more fully described in the Management Information Circular.	☐	☐

	For	Against
5. Approval of Unallocated Stock Options under Stock Option Plan To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated stock options under the Company's Stock Option Plan, as more fully described in the Management Information Circular.	☐	☐

Fold

	For	Against
6. Approval of Unallocated Restricted Share Rights under Restricted Share Plan To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated Restricted Share Rights under the Company's Restricted Share Plan, as more fully described in the Management Information Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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